SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A

Publicly-Held Company

CNPJ/MF nº 02.558.132/0001-69 - NIRE 53.30000580-0

 RELEVANT FACT

The managements of Tele Centro Oeste Celular Participações S.A. ("TCOPart") and of the following closely-held companies, collectively referred to as "TCO Operators": Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"), respectively, make it known to the public, in the form and for the effects of CVM Instructions nos. 319/99, 320/99 and 358/02, and, with reference to the corporate restructuring transaction described in the Relevant Fact dated 05.14.2004, in addition to the previously disclosed conditions, the following:

 1. As for the 1st Stage of the Transaction: The 1st Stage of the transaction, concerning the merger of WXYZ0059 Holdings S.A. into TCOPart, was approved by the shareholders of both companies at the respective special meetings of shareholders held on 05.31.2004.

 The following information refers to the 2nd and 3rd Stages of the corporate restructuring process and is intended only for complementation of that information already described in the Relevant Fact dated 05.14.2004, in accordance with the regulations of Instructions CVM nos. 319/99 and 320/99, in face of the final values that were ascertained.

 2. As for the 2nd Stage of the Transaction: TCOPart's Partial Spin-off with Merger of the Spinned-off Assets into the TCO Operators:

 2.1 TCOPart's partial spin-off, capital stock and shares of the spinned-off company: Under the terms of items 2.1 to 2.3 of the Relevant Fact dated 05.14.2004, the spinned-off assets of TCOPart, the amounts of which will be merged into the TCO Operators, shall be appraised by the specialized company Deloitte Touche Tohmatsu Auditores Independentes, based on the book value thereof on 05.31.2004 and shall comprise: (i) cash in the amount of R$100,000.00; (ii) deferred assets in the amount of R$842,788,848.84, arising out of the merger of the premium approved in the 1st Stage of the restructuring process; (iii) booking of a provision for maintaining the wholeness of the company's equity in the amount of R$556,240,640.24, and (iv) special premium reserve in the amount of R$286,548,208.60. The capital stock of TCOPart shall be reduced by virtue of the spin-off, in the amount of R$100,000.00. Because TCOPart's shares have no face value, the reduction in its capital stock shall not entail any change in the number of the currently existing shares thereof and, therefore, the types and rights of the referred shares shall remain unchanged. The equity variations occurred from the base-date of TCOPart's partial spin-off until the actual spin-off shall be absorbed by the TCO Operators, respectively, in the proportion of the net assets merged into each of them.

 2.2 Equity to be merged into each of the TCO Operators and capital stock of the acquiring companies: The merger of the spinned-off assets of TCOPart, as above described, shall entail the transfer:

 (a) to Telegoiás, of the net assets comprising the following described items, which shall entail an increase in its capital stock in the amount of R$41,769.07: (i) cash in the amount of R$41,769.07; (ii) deferred assets in the amount of R$352,025,090.35, arising out of the premium merger approved in the 1st Stage of the restructuring process; (iii) booking of a provision for maintaining the wholeness of the company's equity in the amount of R$232,336,559.63 and (iv) special premium reserve in the amount of R$119,688,530.72;

 (b) to Telems, of the net assets comprising the following described items, which shall entail an increase in its capital stock in the amount of R$17,095.35: (i) cash in the amount of R$17,095.35; (ii) deferred assets in the amount of R$144,077,704.62,arising out of the premium merger approved in the 1st Stage of the restructuring process; (iii) booking of a provision for maintaining the wholeness of the company's equity in the amount of R$95,091,285.05 e (iv) special premium reserve in the amount of R$48,986,419.57;

 (c) to Telemat, of the net assets comprising the following described items, which shall entail an increase in its capital stock in the amount of R$29,492.38: (i) cash in the amount of R$29,492.38; (ii) deferred assets in the amount of R$248,558,469.39,arising out of the premium merger approved in the 1st Stage of the restructuring process; (iii) booking of a provision for maintaining the wholeness of the company's equity in the amount of R$164,048,589.80 e (iv) special premium reserve in the amount of R$84,509,879.59;

 (d) to Teleacre, of the net assets comprising the following described items, which shall entail an increase in its capital stock in the amount of R$3,482.84: (i) cash in the amount of R$3,482.84; (ii) deferred assets in the amount of R$29.353.010,08,arising out of the premium merger approved in the 1st Stage of the restructuring process; (iii) booking of a provision for maintaining the wholeness of the company's equity in the amount of R$19,372,986.65 e (iv) special premium reserve in the amount of R$9,980,023.43 and

 (e) to Teleron, of the net assets comprising the following described items, which shall entail an increase in its capital stock in the amount of R$8.160,36: (i) cash in the amount of R$8,160.36; (ii) deferred assets in the amount of R$68,774,574.40,arising out of the premium merger approved in the 1st Stage of the restructuring process; (iii) booking of a provision for maintaining the wholeness of the company's equity in the amount of R$45,391,219.11 e (iv) special premium reserve in the amount of R$23,383,355.29.

 2.3. Issuance of shares by the acquiring companies as a result of the spinned-off assets merged and rights: In consequence of the merger of the spinned-off assets, as above described, having in consideration the book value of its equity on 05.31.2004, the TCO Operators shall issue new shares, as follows: (a) Telegoiás shall issue 184  common shares and 325 preferred shares to be assigned to the shareholders arising out of TCOPart, of the same type and in the proportion of their respective interests in the capital stock of TCOPart, which shares shall entitle them to the same rights of Telegoiás' currently outstanding common and preferred shares; (b) Telems shall issue 41  common shares and 45 preferred shares to be assigned to the shareholders arising out of TCOPart, of the same type and in the proportion of their respective interests in the capital stock of TCOPart, which shares shall entitle them to the same rights of Telems' currently outstanding common and preferred shares; (c) Telemat shall issue 32  common shares and 33 preferred shares to be assigned to the shareholders arising out of TCOPart, of the same type and in the proportion of their respective interests in the capital stock of TCOPart, which shares shall entitle them to the same rights of Telemat's currently outstanding common and preferred shares; (d) Teleacre shall issue 89  common shares and 77 preferred shares to be assigned to the shareholders arising out of TCOPart, of the same type and in the proportion of their respective interests in the capital stock of TCOPart, which shares shall entitle them to the same rights of Teleacre's currently outstanding common and preferred shares; and (e) Teleron shall issue 29  common shares and 48 preferred shares to be assigned to the shareholders arising out of TCOPart, of the same type and in the proportion of their respective interests in the capital stock of TCOPart, which shares shall entitle them to the same rights of the currently outstanding Teleron's common and preferred shares.

 2.4.      Right to Withdraw:       The approval of the resolutions relating to TCOPart's partial spin-off, with merger of the spinned-off assets into each of the TCO Operators, shall not give the dissenting shareholders the right to withdraw, under the terms of article 137, III of Law no. 6404/76.

3. As for the 3rd Stage of the Transaction: Merger of TCO Operators' Shares into TCOPart.

 3.1.      After the above referred 2nd Stage and, on the same date, TCO Operators shall have all their shares merged into TCOPart, assigning to shareholders of TCO Operators new shares to be issued in TCO Part, whereby the TCO Operators shall become wholly-owned subsidiaries of TCOPart.

 3.2       Increase in the capital stock of the Acquiring Company: Upon the merger of all the TCO Operators' shares into TCOPart in order to convert the TCO Operators into wholly-owned subsidiaries of TCOPart, the shares to be merged shall be appraised based on their respective book values on base date 05.31.2004, in accordance with the accounting practices arising out of the applicable laws. The Appraisal Reports for the referred shares for effects of increase in the acquiring company's capital shall be prepared, under the terms of article 252 of Law 6404/76, by the independent appraisal firm Deloitte Touche Tohmatsu Auditores Independentes, acting ad referendum to the shareholders of the involved companies. As a consequence of the result in the appraisal of the TCO Operators' shares to be merged, there will be an increase in the capital stock of TCOPart, in the amount of R$28,554,425.43, whereby its capital stock shall become R$792,965,581.63.

 3.3       Ratio of exchange of merged shares, criteria, number, types of TOCPart's shares to be assigned to the shareholders of TCO Operators: The ratio of exchange of the shares of each of the TCO Operators for shares in TCO Part was determined based on the respective economic values of the TCO Operators and of TCO Part, as evaluated by the specialized appraisal firm Ernst&Young, base don the discounted cash flow methodology, on base date 03.31.2004. The appraisal report prepared by Ernst&Young confirms that equitable treatment has been awarded to the involved companies. The table below shows the ratio of exchange of shares of each of the TCO Operators for shares in TCO Part, pursuant to the above referred criteria, as defined in the Protocol of Merger of Shares approved by the Boards of Directors of all the involved companies. Shareholders of the TCO Operators which, by virtue of the exchange, shall be entitled to a fractional share, will receive one whole share in TCOPart.

Telegoiás:	Shares (lots of one thousand)
New common shares of TCOPart issued in substitution for each common share of Telegoiás merged.	14.37
New preferred shares of TCOPart issued in substitution for each preferred share of Telegoiás merged.	14.37
Telems;
New common shares of TCOPart issued in substitution for each common share of Telems merged.	31.96
New preferred shares of TCOPart issued in substitution for each preferred share of Telems merged.	31.96
Telemat
New common shares of TCOPart issued in substitution for each common share of Telemat merged.	90.56
New preferred shares of TCOPart issued in substitution for each preferred share of Telemat merged.	90.56
Teleacre
New common shares of TCOPart issued in substitution for each common share of Teleacre merged	3.92
New preferred shares of TCOPart issued in substitution for each preferred share of Teleacre merged.	3.92
Teleron
New common shares of TCOPart issued in substitution for each common share of Teleron merged.	23.89
New preferred shares of TCOPart issued in substitution for each preferred share of Teleron merged.	23.89

 3.3.1.    Information for purposes of Article 262 of the Corporations Act. In compliance with the provisions in article 264 of Law no. 6404/76 and, for purposes of comparison between the exchange ratios resulting from the adoption of the economic value criterion selected by the parties of the Protocol of Merger of Shares, as above informed, and the ratios resulting from the shareholders' equity at market prices criterion, TCOPart and TCO Operators had their respective equities evaluated according to the same criteria and on the same date of 03.31.2004, at market prices, by KPMG Corporate Finance Ltda.. According to the referred criterion, the ratios of exchange of shares in the TCO Operators for shares in TCOPart would be the following: (i) each common share and each preferred share of Telegoiás would be exchanged for lots of 19.37 thousand shares of the respective type in TCOPart; (ii) each common share and each preferred share in Telems would be exchanged for lots of 47.20 thousand shares of the same type in TCOPart; (iii) each common share and each preferred share of Telemat would be exchanged for lots of 108.14 thousand shares of the respective type in TCOPart; (iv) each common share and each preferred share of Teleacre would be exchanged for lots of 4.84 thousand shares of the respective type in TCOPart; and (v) each common share and each preferred share of Teleron would be exchanged for lots of 24.03 thousand shares of the respective type in TCOPart.

3.4 Outstanding Share Issued by the Acquiring Company: Based on the criterion for ascertaining the exchange ratio referred to in item 3.3 above, TCOPart shall issue and assign to the shareholders of TCO Operators, 778,284,910 new common shares and 4,439,646,070 new preferred shares, of one sole class, of registered and book-entry form, with no face value, of the same type and with the same rights as TCOPart's shares now outstanding, whereby TCOPart, by the end of the transaction, shall have a capital stock represented by 129,458,684,965 common shares and 257,206,344,543 preferred shares, with those rights as provided for in its Articles of Incorporation currently in force.

3.5 Right to Withdraw: All the shareholders of TCO Operators and the holders of common shares in TCOPart dissenting from the resolutions made with respect to the 3rd Stage, shall have the right to withdraw themselves from the respective companies, upon repayment of the shares provenly held by them on 05.14.2004, the date of the Relevant Fact that made public the terms and conditions applicable to the referred merger.

3.5.1.       The amount of the repayment to the holders of common shares in TCOPart dissenting from the transaction of merger of TCO Operators' shares, calculated in accordance with the amount of the company's shareholders' equity shown in the balance sheet thereof prepared on 05.31.2004, is R$0.0045595 per share. The holders of preferred shares in TCOPart shall not have the right to withdraw, once these shares are entitled to market liquidity and dispersion, as defined in article 137, II, letters a and b of Law no. 6404/76.

3.5.2.    Under the terms of the provisions in article 264, §3 of Law no. 6404/76, the non-controlling shareholders of the dissenting TCO Operators, shall be entitled to choose during the term for exercise of their right to withdraw, between the repayment value ascertained based on the shareholders' equity of the respective companies or the value ascertained based on the shareholders' equity of such companies at market prices. The amounts of the respective shareholders' equity of the TCO Operators shown in their balance sheets prepared on 05.31.2004, are the following: (a) Telegoiás: R$82.190270, per share; (b) Telems: R$199.067761, per share; (c) Telemat: R$456.474306, per share; (d) Teleacre R$20.899566, per share; and (e) Teleron: R$105.674898, per share. The repayment amounts base don the shareholders' equity of each of the TCO Operators, at market prices on the date adopted as basis for the respective comparison report, are the following: (a) Telegoiás: R$76.345459, per share; (b) Telems: R$185.446750, per share; (c) Telemat: R$425.619945, per share; (d) Teleacre R$19.026835, per share; and (e) Teleron: R$94.549650.

3.5.3.    Under the terms of the provisions in article 137, IV and V of Law no. 6404/76, the term for exercise of the right to withdraw is 30 days from the date of publication of the minutes of the meeting at which a resolution is made for the merger of shares, at which time the limit date for exercise of the referred right and the form and eligibility conditions, as well as other related information, shall be disclosed through publication of a Notice to the Shareholders.

3.6 Premium Amortization. Having in consideration the final amounts ascertained based on the applicable tax laws, and considering the amortization term of up to ten (10) years for the TCO Operators: (a) the premium amount to be amortized in Telegoiás shall be R$352,025,090.35 and the estimated tax benefit to be used in the same company shall be R$119,688,530.72; (b) the premium amount to be amortized in Telems shall be R$144,077,704.62 and the estimated tax benefit to be used in the same company shall be R$48,986,419.57; (c) the premium amount to be amortized in Telemat shall be R$248,558,469.39 and the estimated tax benefit to be used in the same company shall be R$84,509,879.59; (d) the premium amount to be amortized in Teleacre shall be R$29,353,010.08 and the estimated tax benefit to be used in the same company shall be R$9,980,023.43; and (e) the premium amount to be amortized in Teleron shall be R$68,774,574.40 and the estimated tax benefit to be used in the same company shall be R$23,383,355.29.

3.7 Documents availability: The complementary documents relating to the 2nd and 3rd Stages of the corporate restructuring in question shall be made available to their respective shareholders for examination under the terms of Instruction CVM No. 319/99, as from June 15, 2004, from 09:00 a.m. to 12:00 p.m. and from 02:00 p.m. to 05:00 p.m., at the head-office building of each of the companies, as follows: (a) TCO Part: Setor Comercial Sul, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, Brasília, DF; (b) Telegoiás: Rua 136-C, Quadra F-44, nº 150, Setor Sul in Goiânia-GO ; (c) Telems: Av. Afonso Pena, 2.386, Ed. Dolor de Andrade, Campo Grande-MS (d) Telemat : Av. Getúlio Vargas, 1.300, Centro, Cuiabá-MT, (e) Teleacre: Rua Minas Gerais 64, Bairro Ivete Vargas, Rio Branco-AC;  and (f) Teleron: Av. Getúlio Vargas, 1.941, Bairro Nossa Senhora das Graças, Porto Velho-RO.Access to the referred documents and information shall be permitted to those shareholders of the respective Companies that present an account statement showing their interest in the respective company, issued not more than two (2) business days in advance. Further information may be obtained from telephone number 0XX11 5105-1172, with Mr. Ronald Aitken.

Brasília, June 14, 2004.

Tele Centro Oeste  Celular Participações S.A.

Luis André Carpintero Blanco

Investor Relations Officer

Site: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.